ATCO
GROUP

Corporate Office


05006573

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

March 8, 2005


SUPPL
SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH. D.C. 213 SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 8, 2005 for symbol CU.NV
- Corporation's Form 1, filed March 8, 2005 for symbol CU.X
- Corporation's Form 1, filed March 8, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed March 8, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed March 8, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed March 8, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed March 8, 2005 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	41,425,993	As at :	02/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	4,200		
Issued & Outstanding Closing Balance :	41,430,193		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2005	Conversion (General)	4,200
Totals		4,200

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:55:49
Last Updated:	03/08/2005 10:55:09

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	22,018,442	As at :	02/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	-4,200
Issued & Outstanding Closing Balance :	22,014,242

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2005	Conversion (General)	-4,200
Totals		-4,200

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:57:04
Last Updated:	03/08/2005 10:56:30

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	02/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:57:47
Last Updated:	03/08/2005 10:57:39

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	02/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:58:32
Last Updated:	03/08/2005 10:58:22

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	02/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:59:11
Last Updated:	03/08/2005 10:59:04

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 10:59:48
Last Updated:	03/08/2005 10:59:42

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/08/2005 11:00:20
Last Updated:	03/08/2005 11:00:15